As filed with the Securities and Exchange Commission on February 7, 2008.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 3

THE NEW GERMANY FUND, INC.
(Name of Subject Company (issuer))

THE NEW GERMANY FUND, INC.
(Name of Filing Person (offeror))

COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

644465106
(CUSIP Number of Class of Securities)

David Goldman
The New Germany Fund, Inc.
c/o Deutsche Investment Management Americas, Inc.
345 Park Avenue
New York, New York 10154
(212) 454-7190
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
John T. Bostelman, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$81,160,978(a)	$2,491.64(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate market value for 4,960,940 Fund Shares in the offer, based on the average of the high and low prices on December 19, 2007 of $16.36 as reported on the New York Stock Exchange.
(b)	Calculated at $30.70 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #4 for Fiscal Year 2008, effective December 14, 2007.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,491.64	Filing Party: New Germany Fund
Form or Registration No.: SC TO-I	Date Filed: 12/21/2007

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐  Check the appropriate boxes to designate any transactions to which this statement relates:
☐  third party tender offer subject to Rule 14d-1
☑  issuer tender offer subject to Rule 13e-4
☐  going-private transaction subject to Rule 13e-3
☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☑

Introductory Statement

This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO relates to an offer by The New Germany Fund, Inc., a Maryland corporation (the “Fund”), to repurchase up to 4,960,940 (approximately 20%) of its issued and outstanding shares of common stock, par value $0.001 per share (the “Fund Shares”) in exchange for a pro rata portion of the Fund’s Portfolio Securities (other than securities that (i) are not publicly traded, (ii) would need to be registered under the Securities Act of 1933, as amended, if distributed in the repurchase, (iii) are issued by entities in countries which restrict or prohibit the holding of securities by non-nationals other than through qualified investment vehicles, or whose distribution would require registration under or otherwise be contrary to applicable local laws, rules or regulations or (iv) involve the assumption of contractual obligations or trading restrictions) amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits

(a)(5)(iii)	Press release issued on February 6, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NEW GERMANY FUND, INC.

By:	/s/ David Goldman
Name:     David Goldman
Title: Secretary

Dated: February 7, 2008